Exhibit 99.A.5.iii

June 13, 2008

Re: Subsequent Offering Period/Intent to Merge

Dear VPI Shareholders and Former Shareholders:

I am writing to announce the expiration of the subsequent offering period of the tender offer of Scottsdale Insurance Company for all outstanding shares of common stock of Veterinary Pet Insurance Company. As scheduled, the subsequent offering period expired at 5:00 p.m., New York City time, on June 12, 2008.

During the subsequent offering period, a total of approximately 46,000 shares of VPI common stock were validly tendered to SIC and have been accepted for purchase. This brings the total number of shares of VPI stock validly tendered to and accepted by SIC during both the initial offering period and the subsequent offering period to approximately 1,927,594. SIC now owns approximately 98% of the outstanding shares of common stock of VPI.

Since SIC now owns approximately 98% of VPI, it is highly unlikely that VPI’s remaining shareholders will have liquidity opportunities in the future. In order to avoid a situation where shareholders continue to hold shares in a highly illiquid company, SIC has decided to purchase the remaining VPI shares through a “short-form merger.” Under California law, this means a merger of VPI with and into a subsidiary of SIC without a vote of VPI’s remaining stockholders.

Through this merger, which SIC intends to complete as soon as practicable, SIC will indirectly acquire all remaining outstanding VPI shares for $13.80 per share in cash, the same price as in the tender offer. VPI’s stockholders who continue to hold their shares at the time of the merger, and who satisfy certain other requirements under California law, will have appraisal rights in connection with the merger. Following the merger, VPI will immediately become a wholly-owned subsidiary of SIC.

In advance of the merger, information will be mailed to VPI shareholders who did not tender in the Offer. Should you have any questions, please call Georgeson Inc., the Information Agent for the Offer, toll free at 877-868-4970. You may also access the Offer materials on the Securities and Exchange Commission’s website at www.sec.gov.

Please know that Scottsdale and VPI are deeply committed to continuing our enduring relationship with the veterinarian community and pet care industry. I wish to congratulate and thank VPI’s loyal past and present veterinarian shareholders for their vision and commitment to pets and pet owners. If there is anything we can do to make VPI’s insurance products better for veterinarians, consumers or pets, please let me know.

Sincerely,

Michael D. Miller

President and Chief Operating Officer